SUPPLEMENT TO THE OFFER TO PURCHASE DATED DECEMBER 3, 1998


                             MG ACQUISITION CORP.
                         A WHOLLY OWNED SUBSIDIARY OF

                              MARKEL CORPORATION
                        HAS INCREASED THE PRICE OF ITS

                               OFFER TO PURCHASE
                    ALL OUTSTANDING SHARES OF COMMON STOCK
          (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                      OF

                             GRYPHON HOLDINGS INC.
                                      TO

                          $19.00 NET PER COMMON SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW
YORK CITY TIME, ON FRIDAY, DECEMBER 18, 1998, UNLESS THE OFFER IS
EXTENDED.
     THE BOARD OF DIRECTORS OF GRYPHON HOLDINGS INC. (THE "COMPANY") HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS, OF THE COMPANY'S SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND, IF REQUIRED, VOTE IN FAVOR OF THE MERGER.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF COMMON SHARES (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS) WHICH, TOGETHER WITH SHARES OWNED BY MARKEL CORPORATION ("PARENT") AND MG ACQUISITION CORP., A WHOLLY-OWNED SUBSIDIARY OF PARENT ("PURCHASER"), CONSTITUTE AT LEAST 51% OF THE COMMON SHARES OF THE COMPANY OUTSTANDING ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE, AND (2) PARENT AND PURCHASER HAVING OBTAINED ALL INSURANCE REGULATORY APPROVALS NECESSARY FOR THEIR ACQUISITION OF CONTROL OVER THE COMPANY AND ITS INSURANCE SUBSIDIARIES ON TERMS AND CONDITIONS REASONABLY SATISFACTORY TO PURCHASER, IN ITS GOOD FAITH
     DETERMINATION. SEE THE INTRODUCTION AND SECTION 8 OF THIS SUPPLEMENT.
       THE OFFER IS NOT CONDITIONED UPON PURCHASER OBTAINING FINANCING.

                                   IMPORTANT

     Any shareholder desiring to tender all or any portion of such shareholder's Common Shares should either (i) complete and sign one of the Letters of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letters of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letters of Transmittal, mail or deliver one of the Letters of Transmittal (or such facsimile thereof) and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Common Shares to the Depositary along with the Letters of Transmittal (or a facsimile thereof) or deliver such Common Shares pursuant to the procedures for book-entry transfers set forth in Section 3 of the Offer to Purchase prior to the expiration of the Offer or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Common Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Common Shares.

     Any shareholder who desires to tender Common Shares and whose certificates for such shares are not immediately available, or who cannot comply with the procedures for book-entry transfers described in the Offer to Purchase as supplemented by Section 2 of this Supplement on a timely basis, may tender such Common Shares by following the procedures for guaranteed delivery set forth in
Section 3 of the Offer to Purchase as supplemented by Section 2 of this Supplement.

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of the Offer to Purchase, this Supplement, the revised Letter of Transmittal or other tender offer materials may be obtained from the Information Agent.
                                ---------------
                      The Dealer Manager for the Offer is:
                     [COCHRAN, CARONIA SECURITIES LLC LOGO]




December 3, 1998

                               TABLE OF CONTENTS


SECTION                                                                                       PAGE
-------                                                                                      -----
INTRODUCTION .............................................................................     1
     1.   Terms of the Offer; Expiration Date ............................................     2
     2.   Procedures for Tendering Common Shares .........................................     2
     3.   Price Range of Shares; Dividends ...............................................     3
     4.   Certain Information Concerning the Company .....................................     3
     5.   Source and Amount of Funds .....................................................     4
     6.   Background of the Offer; Contacts with the Company .............................     4
     7.   Purpose of the Offer and the Merger; Plans for the Company; Certain
            Considerations................................................................     5
     8.   Conditions of the Offer ........................................................    11
     9.   Certain Legal Matters; Regulatory Approvals; Certain Litigation ................    13
     10.   Miscellaneous .................................................................    13

TO THE HOLDERS OF COMMON STOCK OF GRYPHON HOLDINGS INC.:


                                 INTRODUCTION

     The following information amends and supplements the Offer to Purchase dated October 20, 1998 (the "Offer to Purchase") of MG Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Markel Corporation, a Virginia corporation ("Parent"), pursuant to which Purchaser is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Shares"), of Gryphon Holdings Inc., a Delaware corporation (the "Company"), including the associated Junior Participating Cumulative Preferred Stock Purchase Rights (including any successors thereto, the "Rights") issued pursuant to the Rights Agreement, dated as of June 5, 1995, as amended as of July 28, 1998, October 22, 1998 and November 25, 1998, between the Company and State Street Bank and Trust Company, as Rights Agent (as such agreement may be further amended and including any successor agreement, the "Rights Agreement"), at a price of $19.00 per Common Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and the revised Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

     This Supplement should be read in conjunction with the Offer to Purchase. Except as set forth in this Supplement and the revised Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the Letter of Transmittal previously mailed to shareholders, remain applicable in all respects to the Offer. Terms used but not defined herein have the meaning set forth in the Offer to Purchase.

     On November 24, 1998, the Board of Directors of the Company (the "Company Board") approved the Agreement and Plan of Merger, dated as of November 25, 1998, by and among Parent, Purchaser and the Company (the "Merger Agreement"). Thereafter, Parent, Purchaser and the Company entered into the Merger Agreement, which provides, among other things, for (i) the continuation of the Offer at an Offer Price of $19.00 per Common Share and the modification of the conditions of the Offer, as described in Section 8 hereof, and (ii) following the consummation of the Offer, the merger of Purchaser with and into the Company with the Company continuing as the surviving corporation (the "Merger"). Pursuant to the Merger, each Common Share then outstanding at the effective time of the Merger (other than Common Shares owned by Parent or Purchaser, the Company or any subsidiary of the Company and Dissenting Shares (as defined in the Merger Agreement)) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $19.00 per Common Share, net to the shareholder in cash, without interest thereon (the "Merger Consideration"), upon surrender of the certificate formerly representing such Common Shares (a "Certificate").

     According to the Company's Solicitation/Recommendation Statement on
Schedule 14D-9 (Amendment No. 4) (the "Schedule 14D-9") filed on December 3, 1998 with the Securities and Exchange Commission (the "SEC"), the Company Board unanimously determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests, of the Company's shareholders.

     The Offer is being amended and supplemented pursuant to the terms of the Merger Agreement. For a more detailed description of the Merger Agreement, see
Section 7 of this Supplement.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS, OF THE COMPANY'S SHAREHOLDERS AND RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND, IF REQUIRED, VOTE IN FAVOR OF THE MERGER.

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), financial advisor to the Company, has delivered its written opinion to the Company Board that the consideration to be received by the holders of Common Shares pursuant to each of the Offer and the Merger is fair to such holders from a financial point of view. A copy of the opinion of DLJ is attached as an exhibit to the
Schedule 14D-9. Shareholders are urged to read such opinion in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by DLJ.

     Because the Company Board approved, on November 24, 1998, the terms of the Merger Agreement, the provisions of Section 203 of the Delaware Corporation Law relating to Business Combinations with Interested Stockholders have been rendered inapplicable to the Merger. Accordingly, the Offer is no longer subject to the Affiliated Transaction Condition.

     The Company Board approved, on November 24, 1998, an amendment to the Rights Agreement providing, in effect, that the Rights are inapplicable to the Offer and the Merger. See Section 7 of this Supplement. Accordingly, the Offer is no longer subject to the Rights Condition.

     THE OFFER REMAINS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS) WHICH, TOGETHER WITH SHARES OWNED BY PARENT AND PURCHASER, CONSTITUTE AT LEAST 51% OF THE COMMON SHARES OF THE COMPANY OUTSTANDING ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE, AND (2) PARENT AND PURCHASER HAVING OBTAINED ALL INSURANCE REGULATORY APPROVALS NECESSARY FOR THEIR ACQUISITION OF CONTROL OF THE COMPANY AND ITS INSURANCE SUBSIDIARIES ON TERMS AND CONDITIONS REASONABLY SATISFACTORY TO PURCHASER, IN ITS GOOD FAITH DETERMINATION. SECTION 8 OF THIS SUPPLEMENT. THE OFFER IS NOT CONDITIONED UPON PURCHASER OBTAINING FINANCING.

     According to information included in the Form 10-Q of Gryphon Holdings Inc. for the quarter ended September 30, 1998, as filed with the Securities and Exchange Commission (the "SEC") on November 16, 1998 (the "Company Form 10-Q") there were 6,740,229 Common Shares outstanding as of September 30, 1998. According to information included within Forms S-8 of Gryphon Holdings Inc. filed with the SEC through February 20, 1998, and within the footnotes to the financial statements of Gryphon Holdings Inc. included within the Form 10-K of Gryphon Holdings Inc. for the year ended December 31, 1997, there were 790,075 Common Shares subject to issuance pursuant to various stock option and incentive plans of the Company (the "Incentive Shares") as of December 31, 1997 (the most recent date such information is available to Purchaser). In addition, according to the Form 8-K/A of Gryphon Holdings Inc. dated September 28, 1998, as of that date, 688,077 Common Shares were reserved for issuance pursuant to the conversion of the 14,440 issued and outstanding Preferred Shares which the Company had issued as partial consideration for the acquisitions reported by the Company in such Form 8-K/A. The Company also reported in that Form 8-K/A the existence of an earnout payment (the "Earnout Payment") relating to those acquisitions which could be comprised of either cash or additional Preferred Shares.

     Based on the foregoing without giving effect to the indeterminate number of Preferred Shares (and upon conversion, of Common Shares) which may be issued pursuant to the Earnout Payment, Purchaser believes there are approximately 6,740,229 Common Shares outstanding on a fully diluted basis. The Purchaser believes that approximately 3,437,517 Common Shares represent at least 51% of the Common Shares of the Company. Parent and Purchaser currently own an aggregate of 791,250 Common Shares, which were acquired in open-market transactions. Accordingly, Purchaser believes that the Minimum Condition would be satisfied if an aggregate of 2,646,267 Common Shares are validly tendered and not properly withdrawn pursuant to the Offer.

     THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.


1. TERMS OF THE OFFER; EXPIRATION DATE.

     The discussion set forth in Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

     The term "Expiration Date" has been amended to mean 12:00 Midnight, New York City time, on December 18, 1998, unless and until Purchaser, in its sole discretion, but subject to the terms of the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

     It is Parent's and Purchaser's current expectation that the required approvals by the relevant Insurance Commissions in California and Pennsylvania will occur by December 31, 1998. The hearing required under the Connecticut Insurance Code is not expected to occur until January 1999. Since the Offer remains conditional upon the satisfaction of the Insurance Regulatory Condition, the Purchaser is likely to extend the Expiration Date to a date after the Connecticut hearing.


2. PROCEDURES FOR TENDERING COMMON SHARES.

     The discussion set forth in Section 3 of the Offer to Purchase is hereby amended and supplemented as follows:

     The revised Letter of Transmittal and the revised Notice of Guaranteed Delivery distributed with this Supplement may be used to tender Common Shares. Tendering shareholders may also continue to use the Letter of Transmittal and Notice of Guaranteed Delivery previously distributed with the Offer to Purchase to tender Common Shares.

     SHAREHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED COMMON SHARES PURSUANT TO THE OFFER AND NOT PROPERLY WITHDRAWN SUCH COMMON SHARES HAVE VALIDLY TENDERED

SUCH COMMON SHARES FOR PURPOSES OF THE OFFER, AS AMENDED, AND NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO RECEIVE THE PRICE OF $19.00 PER COMMON SHARE PURSUANT TO THE OFFER.


3. PRICE RANGE OF SHARES; DIVIDENDS.

     The discussion set forth in Section 6 of the Offer to Purchase is hereby amended and supplemented as follows:

     According to published financial sources, the high and low sales prices per Common Share on the Nasdaq NM for the Fourth Quarter of 1998 (through December 2, 1998) were $14.00 and $18 7/8 respectively. On November 24, 1998, the last full trading day prior to the announcement of the Merger Agreement, the last reported closing price on the Nasdaq NM was $18.00 per Common Share. Shareholders are urged to obtain a current market quotation for the Common Shares.


4. CERTAIN INFORMATION CONCERNING THE COMPANY

     The discussion set forth in Section 8 of the Offer to Purchase is hereby amended and supplemented as follows:

     Set forth below is certain selected consolidated financial information relating to the Company and its subsidiaries which has been excerpted or derived from the financial statements contained in the Company's 1997 Form 10-K, the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998 (the "September, 1998 Form 10-Q"), and other documents filed by the Company with the SEC. More comprehensive financial information (including pro forma financial data giving effect to the Company's acquisition of all the issued and outstanding shares of capital stock of The First Reinsurance Company of Hartford, Oakley Underwriting Agency, and F/I Insurance Agency, Incorporated, as reported in the Company Form 8-K). is included in, and the financial information that follows is qualified in its entirety by reference to, the Company's 1997 Form 10-K, the September, 1998 10-Q and such other documents filed by the Company with the SEC. The Company Form 10-K, the September, 1998 10-Q and such other documents may be examined at and copies may be obtained from the offices of the SEC or the NASDAQ Stock Market in the manner set forth in Section 8 of the Offer to Purchase.

                 SUMMARY FINANCIAL INFORMATION FOR THE COMPANY

                             FINANCIAL INFORMATION



                                                                                             AT OR FOR THE NINE
                                                         AT OR FOR THE YEAR ENDING              MONTHS ENDING
                                                               DECEMBER 31,                     SEPTEMBER 30,
                                                 ----------------------------------------- -----------------------
                                                      1995          1996          1997         1997        1998
                                                 ------------- ------------- ------------- ------------ ----------
                                                                                                 (UNAUDITED)
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)
INCOME STATEMENT DATA
 Total Revenue .................................   $ 102,885     $ 106,644     $ 128,474    $  93,054    $ 88,603
 Net Income ....................................      12,925         6,163         8,794        8,035      (5,865)
 Earnings Per Share (basic) ....................        1.69          0.93          1.32         1.20      (0.87)
BALANCE SHEET DATA
 Total Investments .............................     261,265       280,471       280,810      275,907     386,537
 Total Assets ..................................     530,989       526,984       538,985      559,451     747,997
 Unpaid Losses and Loss Adjustment Expense .....     308,886       309,259       328,911      343,782     448,636
 Total Liabilities .............................     437,767       431,848       434,476      455,189     632,321
 Total Stockholders' Equity ....................      93,222        95,136       104,509      104,262     115,676

5. SOURCE AND AMOUNT OF FUNDS.

     The discussion set forth in Section 10 of the Offer to Purchase is hereby amended and supplemented as follows:

     Purchaser estimates that the total amount of funds now required to purchase Common Shares pursuant to the Offer (as described in this Supplement) and to pay all related costs and expenses will be approximately $122 million. Purchaser plans to obtain all funds needed for the Offer through a capital contribution from Parent. Parent plans to obtain such funds entirely from existing cash accounts and the Credit Facility. At December 3, 1998, Parent had $250 million of available borrowings under the Credit Facility.


6. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

     The discussion set forth in Section 11 of the Offer to Purchase is hereby amended and supplemented as follows:

     On October 30, 1998, Steven A. Markel, Vice Chairman of Parent, sent a letter to the Company Board indicating Parent was willing to discuss raising the $18.00 per Common Share offer price if it had access to information justifying an increase in price. In its Schedule 14D-9 filed November 4, 1998 (the "Original Schedule 14D-9") the Company reported that the Company Board voted to recommend that its shareholders reject the original Offer. By amendment to the Original Schedule 14D-9 filed November 6, 1998, the Company reported that at the regularly scheduled meeting of the Company Board held on November 5, 1998, the Company Board designated a Special Committee (the "Special Committee") consisting of three directors for the purpose of investigating, reviewing, evaluating and assessing the Company's strategic alternatives that have arisen or may arise. On November 9, 1998, Mr. Markel sent a letter to the Special Committee indicating, among other things, Parent's willingness to discuss raising the $18.00 per Common Share offer price if Parent had access to information justifying such an increase.

     On November 13, 1998, Mr. Markel met with Robert M. Baylis, Chairman of the Special Committee to explore the possibility of the Company and Parent entering into a confidentiality agreement on terms satisfactory to both parties and an increase in the $18.00 per Common Share offer price, subject to satisfactory completion of Parent's due diligence. From November 13 through November 17, 1998, representatives of Parent and the Company, together with their legal counsel and financial advisors, had discussions concerning the terms of the proposed confidentiality agreement and the amendment of the Offer Price. On November 17, 1998, Parent and the Company executed a confidentiality agreement and Parent announced that the Offer was amended to increase the Offer Price from $18.00 per Common Share to $19.00 per Common Share, subject to satisfactory completion of Parent's due diligence review. The Special Committee agreed that upon completion of Parent's due diligence review of the Company, the Special Committee would recommend to the Company Board that the Company Board and the Company's shareholders accept the Offer at a $19.00 per Common Share offer price, subject to there being no higher offers to purchase the Company outstanding at that time.

     From November 17 through November 24, representatives of Parent and the Company, together with their legal counsel and financial advisors, held discussions with respect to the negotiation of a definitive agreement.

     On November 24, 1998, the Company Board unanimously approved the Merger Agreement. Thereafter, Parent, Purchaser and the Company entered into the Merger Agreement, which provides, among other things, for (i) the continuation of the Offer and the modification of the conditions of the Offer, as described in Section 8 hereof, and (ii) following the consummation of the Offer, the Merger. Pursuant to the Merger, each Common Share then outstanding at the effective time of the Merger (other than Common Shares owned by Parent or Purchaser, the Company or any subsidiary of the Company and Dissenting Shares (as defined in the Merger Agreement)) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $19.00 per Common Share, net to the shareholder in cash, without interest thereon, upon surrender of the Certificate.


7. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; CERTAIN CONSIDERATIONS.

     The discussion set forth in Section 12 of the Offer to Purchase is hereby amended and supplemented as follows:


THE MERGER AGREEMENT

     Pursuant to the Merger Agreement and following the consummation of the Offer, Parent, Purchaser and the Company have agreed to effect the Merger in accordance with the provisions of the Merger Agreement on the third business day (or such other time as the parties mutually agree) after the satisfaction or waiver of certain conditions to the Merger. Set forth below is a description of the material provisions of the Merger Agreement.

     THE OFFER. In the Merger Agreement, the Purchaser has agreed, subject to certain conditions, among other things, (a) to continue the Offer at an Offer Price of $19.00 per Common Share, net to the seller in cash without interest, and (b) to modify the conditions of the Offer to those set forth below under
Section 8. The Merger Agreement provides that, without the consent of the Company, the Purchaser will not (a) reduce the number of Common Shares sought in the Offer, (b) reduce the Offer Price, (c) change or add to the conditions set forth below under Section 8, (d) except as provided in the next sentence, extend the expiration date of the Offer, (e) change the form of consideration payable in the Offer, (f) amend any other term of the Offer in any manner adverse to the holders of the Common Shares or (g) waive the Minimum Condition.


     Notwithstanding the foregoing, Purchaser may, without the consent of the Company, (A) extend the Offer, if at the scheduled expiration date of the Offer any of the conditions to the Purchaser's obligation to purchase the Common Shares are not satisfied or waived, until such time as such conditions are satisfied or waived (provided that the expiration date may not be extended beyond June 30, 1999 without the consent of the Company), (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or (C) if all conditions to Purchaser's obligation to purchase the Common Shares are satisfied or waived but the number of Common Shares tendered together with Common Shares held by Parent and its subsidiaries is less than 90% of the then outstanding number of Common Shares (determined on a fully diluted basis for all outstanding Preferred Shares, stock options and any other rights to acquire Common Shares), extend the Offer for an aggregate period of not more than 20 business days after the latest expiration date that would be permitted under clause (A) or
(B) of this sentence. Subject to the terms and conditions of the Offer and the Merger Agreement, Parent and Purchaser have agreed to accept for payment, and pay for, all Common Shares validly tendered and not withdrawn pursuant to the Offer that Purchaser becomes obligated to accept for payment, and pay for, pursuant to the Offer, as soon as practicable after the expiration of the Offer.

     THE MERGER. The Merger Agreement provides that, following the satisfaction or waiver of the conditions set forth therein, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Surviving Corporation"), and each Common Share (with associated Rights) then outstanding (other than Common Shares owned by Parent or Purchaser, shares owned by the Company or any of its subsidiaries and Dissenting Shares) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $19.00 per Common Share, net to the shareholder in cash, without interest thereon, upon the surrender of the certificate formerly representing such shares.

     REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains representations and warranties by the Company with respect to, among other things, the authority of the Company relative to the Merger Agreement, certain SEC filings of the Company, the absence of certain changes or events, and the inapplicability of state takeover statutes. The Merger Agreement also contains representations and warranties of Parent and Purchaser with respect to, among other things, their authority relative to the Merger Agreement and information supplied in SEC filings in connection with the Offer or the Merger.

     COVENANTS OF THE COMPANY. In the Merger Agreement, the Company has agreed that, among other things, during the period from the date of the Merger Agreement until the time persons nominated by Parent or Purchaser constitute a majority of the Company Board, the Company and its subsidiaries will conduct their respective businesses in the ordinary course and in a manner consistent with past practice and will use good faith efforts to preserve intact their business organizations, to keep available the services of their current officers and key employees, preserve its relationships with insureds, reinsurers, customers, suppliers, insurance brokers and agents, and others having significant business dealings with them to the end that its goodwill and ongoing businesses will not be impaired in any material respect at the effective time of the Merger (the "Effective Time"), subject to the terms of the Merger Agreement. Without limiting the generality of the foregoing, from the date hereof until the time persons nominated by Parent or Purchaser constitute a majority of the Company Board except, as otherwise expressly contemplated by the Merger Agreement, the Company will not, and will not permit any of its subsidiaries to, without the prior written consent of Parent: (a)
(i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent,
(ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except, in the case of clause
(iii), for (x) the acquisition of Common Shares from holders of stock options in full or partial payment of the exercise price payable by such holder or tax liability arising in connection therewith, upon exercise of stock options outstanding on the date of the Merger Agreement in accordance with their then present terms and (y) the conversion of the Preferred Shares; (b) authorize for issuance, issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock or the capital stock of any of its subsidiaries, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or any other securities or equity equivalents (including without limitation stock appreciation rights), or contractual obligations valued or measured by the value or market price of the Common Shares (other than the issuance of Common Shares and associated Rights (and reservation of preferred stock in connection with the Rights) upon the exercise of stock options outstanding on the date of the Merger Agreement and in accordance with their then present terms); (c) amend its Certificate of Incorporation, Bylaws or other comparable charter or organizational documents; (d) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any entity; (e) sell, lease, license, mortgage or otherwise encumber or subject to any encumbrance or otherwise dispose of any of its properties or assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, except in the ordinary course of business consistent with past practice; (f)(i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, or
(ii) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company; (g) acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, or make or agree to make any capital expenditures except in the ordinary course of business consistent with past practice; (h) pay, discharge or satisfy any claims (including claims of shareholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction, of (i) liabilities or obligations in the ordinary course of business consistent with past practice or in accordance with their terms as in effect on the date hereof or (ii) liabilities reflected or reserved against in, or contemplated by, the most recent consolidated audited financial statements (or the notes thereof) of the Company included in certain reports filed with the SEC prior to the date of the Merger Agreement, or waive, release, grant, or transfer any rights of material value or modify or change in any material respect any existing license, lease, contract or other document, other than in the ordinary course of business consistent with past practice; (i) except as set forth in a letter dated the date of the Merger Agreement delivered to Parent contemporaneously with the execution thereof, adopt or amend in any material respect (except as may be required by law or by the Merger Agreement) any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or other arrangement (including any Benefit Plan (as defined in the Merger Agreement)) for the benefit or welfare of any employee, director or former director or employee or increase the compensation or fringe benefits of any director or employee or former director or employee; pay any benefit (including any discretionary bonus) not required by any existing plan, arrangement or agreement, grant any new or modified severance or termination arrangement or increase or accelerate any benefits payable under its severance or termination pay policies in effect on the date of the Merger Agreement, other than any such increase or acceleration provided for under such policies as in effect on the date of the Merger Agreement; (j) change any material accounting principle used by it, except for such changes as may be required to be implemented following the date of the Merger Agreement pursuant to generally accepted accounting principles or rules and regulations of the SEC promulgated following the date of the Merger Agreement; (k) take any action that would, or is reasonably likely to, result in any of its representations and warranties in the Merger Agreement becoming untrue, or in any of the conditions of Purchaser's obligation to purchase Common Shares in the Offer or the conditions to the Merger not being satisfied; (l) except in the ordinary course of business and consistent with past practice, make any material tax election or settle or compromise any material federal, state, local or foreign income tax liability; and (m) authorize any of, or commit or agree to take any of, the foregoing actions.

     PROHIBITION ON SOLICITATION. Pursuant to the Merger Agreement, the Company has agreed that the Company and its officers, directors, employees, representatives and agents will immediately cease any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal (as defined below). From and after the date of the Merger Agreement until the termination thereof, the Company has agreed it will not, nor will it permit any of its subsidiaries to, authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information or assistance), or knowingly take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or would reasonably be expected to lead to, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal. If, at any time the Company Board determines in good faith, after receiving the advice of independent legal counsel (who may be the Company's regularly engaged independent counsel), that it is necessary to do so in the exercise of its fiduciary duties to the Company's shareholders under applicable law, the Company may, in response to an unsolicited Acquisition Proposal, and subject to compliance with certain provisions of the Merger Agreement, (A) furnish information with respect to the Company to any person pursuant to a confidentiality agreement in reasonably customary form and (B) participate in discussions or negotiations regarding such Acquisition Proposal. An, "Acquisition Proposal" means any inquiry, proposal or offer (or any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in the foregoing) from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company or any of its subsidiaries or 20% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, sale of all or substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, or any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which would reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated by the Merger Agreement.

     The Company has agreed that neither the Company Board nor any committee thereof will (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Company Board of the Merger Agreement, the Offer or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) cause the Company to enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, in the event that the Company Board determines in good faith, after receiving the advice of independent legal counsel (who may be the Company's regularly engaged independent counsel), that it is necessary to do so in the exercise of its fiduciary duties to the Company's shareholders under applicable law, the Company Board may (subject to certain provisions of the Merger Agreement) withdraw or modify its approval or recommendation of the Merger Agreement, the Offer and the Merger, approve or recommend a Superior Proposal (as defined below), cause the Company to enter into an agreement with respect to a Superior Proposal or terminate the Merger Agreement, but in each case only at a time that is after the twentieth business day following Parent's receipt of written notice (a "Notice of Superior Proposal") advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. In addition, if the Company proposes to enter into an agreement with respect to any Acquisition Proposal, it has agreed concurrently with entering into such agreement to pay, or cause to be paid, to Parent a termination fee of $5 million (the "Termination Fee") plus all out-of-pocket fees and expenses incurred by Parent in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby not to exceed $500,000 ("Parent's Expenses"). A "Superior Proposal" means any bona fide Acquisition Proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the Common Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Company Board determines in its good faith judgment (after receiving the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's shareholders than the Offer and the Merger.

     The Company has agreed in the Merger Agreement (i) to promptly advise Parent orally and in writing of any request for information or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal and the identity of the person making such request or Acquisition Proposal, (ii) to receive from the Person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the confidentiality agreement executed by Parent and (iii) to keep Parent promptly advised of all developments which could reasonably be expected to culminate in the Company Board withdrawing, modifying or amending its recommendation of the Offer, the Merger and other transactions contemplated thereby.

     Nothing in the Merger Agreement prohibits the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's shareholders if, in the good faith judgment of the Company Board, after consultation with independent legal counsel (who may be the Company's regularly engaged independent counsel), failure so to disclose would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law. So long as Parent and Purchaser are in compliance in all material respects with their obligations under the Merger Agreement, neither the Company nor the Company Board nor any committee thereof will, except as permitted by the Merger Agreement, withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger Agreement, the Offer or the Merger or approve or recommend, or propose to approve or recommend, an Acquisition Proposal. The Company has agreed not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party.

     STOCKHOLDER APPROVAL; PREPARATION OF PROXY STATEMENT. The Merger Agreement provides that as soon as practicable following the consummation of the Offer, the Company will, at the direction of Parent, prepare and file with the SEC a proxy statement or information statement, if required by applicable law. The Company has agreed to use its commercially reasonable efforts to cause the Proxy Statement to be mailed to its shareholders at the earliest practical time.

     Subject to the fiduciary obligations of the Company Board, as described under "Prohibition on Solicitation" above, the Merger Agreement provides that following the consummation of the Offer, the Company will, at the direction of Parent, cause a meeting of its shareholders to be duly called and held as soon as practicable and take all action necessary in accordance with applicable law and its Articles of Incorporation and By-laws to convene a meeting of its shareholders (the "Shareholders Meeting") to vote upon the approval and adoption of the Merger Agreement and the Merger.

     For a description of the short-form merger provisions of the DGCL, which, under certain circumstances, if Parent and its subsidiaries following consummation of the Offer own at least 90% of the Common Shares, could be applicable to the Merger, see "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations" in the Purchaser's Offer to Purchase.

     INVESTIGATION OF BUSINESS AND PROPERTIES. The Merger Agreement provides that, until the earlier of (i) the consummation of the Offer and (ii) termination of the Merger Agreement, the Company will, and will cause its subsidiaries to, afford Parent, any financial institution providing financing to Parent, and their respective attorneys, accountants, financial advisors and other representatives, reasonable access during regular business hours upon reasonable notice, to make such reasonable inspection of the assets, business and operations of the Company and its subsidiaries and to inspect and make copies of all documents and information reasonably requested by Parent and related to the operations and business of the Company and of its subsidiaries and to meet with designated personnel of the Company and its subsidiaries and/or their respective representatives. Any such access will be conducted in such a manner as not to interfere unreasonably with the operation of the business. The Company has agreed to instruct its personnel, accountants and counsel to cooperate with Parent, and to provide such documents and information as Parent and its representatives may reasonably request. Parent has agreed to execute and deliver to such counsel and accountants such consents and waivers as are customary in connection with providing such documents and information. The Merger Agreement provides that the letter agreement dated November 17, 1998 between Parent and the Company (other than certain specified paragraphs thereof) applies with respect to information furnished thereunder or under the Merger Agreement.

     EFFORTS TO CONSUMMATE. Subject to the terms and conditions of the Merger Agreement, each of the parties has agreed to use its good faith efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate, as promptly as practicable, the transactions contemplated by the Merger Agreement, including the obtaining of all necessary consents, waivers, authorizations, orders and approvals of third parties, whether private or governmental, required of it to enable it to comply with the conditions precedent to consummating the transactions contemplated by the Merger Agreement. Without limiting the generality of the foregoing, each party has agreed to defend and cooperate with each other party in defending any legal proceedings, whether judicial or administrative and whether brought derivatively or on behalf of third parties, challenging the Merger Agreement or the consummation of the transactions contemplated thereby. No consideration for any such consent, waiver or agreement necessary to the consummation of the transactions contemplated by the Merger Agreement will be given or promised by the Company without the prior written approval of Parent. Notwithstanding the foregoing, nothing contained in the Merger Agreement requires (a) any party thereto or any of their respective affiliates to sell, transfer, divest or otherwise dispose of any of its respective business, assets or properties in connection with the Merger Agreement or any of the transactions contemplated thereby, (b) Parent to enter into any agreement or other arrangement for the financing of the transactions contemplated by the Merger Agreement on terms that are not satisfactory to Parent, in its sole discretion or (c) any party thereto to initiate any litigation, make any substantial payment or incur any material economic burden (including as a result of any divestiture), except for payments a party presently is contractually obligated to make, to obtain any consent, waiver, authorization, order or approval.

     CERTAIN LITIGATION. In the Merger Agreement, Parent and Purchaser agreed to promptly dismiss litigation pending against the Company and its directors in the Delaware Chancery Court. See Section 9 of this Supplement.

     BOARD OF DIRECTORS. Promptly upon the acceptance for payment of, and payment by Parent for, Common Shares pursuant to the Offer, and from time to time thereafter, Parent is entitled to designate such number of directors on the Company Board as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board equal to at least that number of directors, rounded up to the next whole number, which is the percentage of the total number of directors (giving effect to the directors elected pursuant to this sentence) that (i) the number of Common Shares owned by Parent and its affiliates bears to (ii) the total number of Common Shares outstanding, and the Company has agreed, at such time, to promptly take all action necessary to cause Parent's designees to be appointed or elected. In the event that Parent's designees are elected to the Company Board, the Merger Agreement provides that until the Effective Time the Company Board will have at least two Independent Directors (as defined below); and, in such event, if the number of Independent Directors is reduced below two for any reason whatsoever, the remaining Independent Director will designate a person to fill such vacancy who will be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors will designate two persons to fill such vacancies who may not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Parent or any of its subsidiaries, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. The Company will use its best efforts to cause persons designated by Parent to constitute the same percentage as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors of each domestic subsidiary of the Company and (iii) each committee of each such other board of directors, in each case to the extent permitted by law. Subject to applicable law, the Company has agreed to take all action requested by Parent necessary to effect any such appointment or election. Following the election of designees of Parent and prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or Bylaws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights under the Merger Agreement requires the concurrence of a majority of the directors of the Company then in office who neither were designated by Parent nor are employees of the Company or any of its subsidiaries or, if there is just one such director, the concurrence of such director (the "Independent Directors"). The Independent Directors will have the authority to retain such counsel and other advisors at the expense of the Company as are reasonably appropriate to the exercise of their duties in connection with the Merger Agreement, subject to approval by the Company of the terms of such retention, which approval will not be unreasonably withheld. In addition, the Independent Directors will have the authority to institute any action, on behalf of the Company, to enforce performance of the Merger Agreement.

     TREATMENT OF STOCK OPTIONS; CERTAIN BENEFITS. After the Effective Time, holders of outstanding stock options under the Company's stock option plans will be entitled to receive cash in an amount equal to (A) the product of the number of Common Shares for which such stock option was exercisable immediately prior to the Effective Time multiplied by $19.00 less (B) the aggregate exercise price that would have been applicable to such stock option immediately prior to the Effective Time had such stock option been exercised immediately prior to the Effective Time.

     The Merger Agreement provides that Parent will cause the Surviving Corporation, for the period ending on December 31, 1999, either to provide employee benefits under plans, programs and arrangements which, in the aggregate, will provide benefits to the employees of the Surviving Corporation which are no less favorable than those provided pursuant to the benefit plans of the Company in effect at the date of the Merger Agreement (other than stock-based plans) or to provide employees of the Surviving Corporation with benefits, in the aggregate, that are comparable to those provided to similarly situated employees of Parent and its subsidiaries. Nothing in the Merger Agreement prevents the amendment or termination of any such benefit plan or interferes with the Surviving Corporation's right or obligation to make such changes as are necessary to conform with applicable law. Parent has agreed to cause the Surviving Corporation to honor without modification all employee severance plans (or policies) and employment and severance agreements of the Company or any of its subsidiaries in existence on the date of the Merger Agreement as such agreements are in effect on such date, but only to the extent such plans (or policies) and employment and severance agreements are identified in a letter dated the date of the Merger Agreement delivered to Parent contemporaneously with the execution of the Merger Agreement. Nothing in the Merger

Agreement requires the continued employment of any person or prevents the Surviving Corporation or any of its Subsidiaries from taking any action which the Company or any of its subsidiaries could take if the Offer or Merger had not been consummated.

     INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that all rights to indemnification (including indemnification based in whole or in part on, arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby) by the Company now existing in favor of each present and former director and officer of the Company (the "Indemnified Parties") as provided in the Company's Certificate of Incorporation or the Company's Bylaws, in each case as in effect on the date of the Merger Agreement, or pursuant to any other agreements in effect on the date of the Merger Agreement, survives the Merger and will continue in full force and effect in accordance with their terms for a period of at least six years from the Effective Time.

     In addition, Parent has agreed to cause the Surviving Corporation to use reasonable efforts to provide, for a period of six years after the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the "D &O Insurance") that is no less favorable in any material respect than the Company's existing D&O Insurance policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. The Surviving Corporation is not required to pay an annual premium for the D&O Insurance in excess of 150% of the annual premium currently paid by the Company for such insurance, but in such case the Surviving Corporation will purchase as much such coverage as possible for such amount.

     UNDERWRITING; INVESTMENT PORTFOLIO. From the date of the Merger Agreement through the time persons nominated by Parent or Purchaser constitute a majority of the Company Board, the Company has agreed to cause each of its subsidiaries not to change or alter its underwriting guidelines or criteria without the prior written approval of Parent and will consider in good faith such changes in its underwriting guidelines and criteria as Parent reasonably requests. From the date of the Merger Agreement through the time persons nominated by Parent or Purchaser constitute a majority of the Company Board, the Company has agreed to cause each of its subsidiaries not to change its investment managers or alter its investment guidelines or criteria without the prior written approval of Parent and will make such changes in its investment managers and will consider in good faith such changes in its investment guidelines and criteria as Parent reasonably requests.

     CONDITIONS TO THE MERGER. The respective obligation of each party to the Merger Agreement to effect the Merger is subject to the satisfaction, prior to the closing of the transactions contemplated by the Merger Agreement, of the following conditions: (a) the Offer shall have been successfully completed; (b) if required by applicable law, the Merger Agreement and the Merger shall have been authorized and approved by the requisite affirmative vote of the shareholders of the Company in accordance with applicable law; (c) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided that prior to invoking this condition the party seeking to invoke this condition shall use its good faith efforts to have any such decree, ruling, injunction or order vacated; and (d) other than the filing of the Certificate of Merger, all approvals of governmental authorities required to consummate the transactions contemplated by the Merger Agreement (including, without limitation, required approvals from the insurance regulatory authorities of the States of California, Connecticut and Pennsylvania) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

     TERMINATION. The Merger Agreement may be terminated at any time prior to the closing whether before or after approval by the shareholders of the Company and without further shareholder action (a) subject in the case of the Company to the approval requirements described under "Board of Directors", by the mutual written consent of the Company and Parent duly authorized by action of their respective Board of Directors; (b) subject in the case of the Company to the approval requirements described under "Board of Directors", by either Parent or the Company upon notification to the non-terminating party by the terminating party, if any court of competent jurisdiction or other competent governmental authority has issued an order making illegal or otherwise restricting, preventing or prohibiting the Merger and such order has become final and nonappealable; (c) by Parent, if as a result of the failure of any of the conditions to Parent's Obligation to purchase Common Shares in the Offer, the Offer has terminated or expired in accordance with its terms without Parent having accepted for payment any Common Shares pursuant to the Offer, unless any such failure has been caused by or resulted from the failure of Parent or Purchaser to comply with the terms of the Offer or any covenant or agreement of either of them contained in the Merger Agreement; (d) by Parent prior to acceptance for purchase of Common Shares pursuant to the Offer, if (A) the Company Board has failed to approve and recommend, has withdrawn or modified in a manner adverse to Parent, or, upon reasonable request of Parent, has failed to reconfirm, its approval or recommendation of the Offer, the Merger or the Merger Agreement, or has approved or recommended any Acquisition Proposal, (B) the Company has entered into any agreement with respect to any Superior Proposal in accordance with the applicable provisions of the Merger Agreement or

(C) the Company Board has resolved to take any of the foregoing actions; (e) by the Company prior to purchase of Common Shares pursuant to the Offer, in connection with entering into a definitive agreement in accordance with the applicable provisions of the Merger Agreement, provided the Company (A) has complied with all provisions of the Merger Agreement, including the notice provisions therein and the payment of the Termination Fee and Parent's Expenses, and certain provisions of the Merger Agreement on solicitations as described in the second paragraph under "Prohibition on Solicitation" above, and (B) has not breached in any material respect any other provisions of the Merger Agreement on solicitation as described in the second paragraph under "Prohibition on Solicitation" above; or (f) by the Company or Parent if acceptance for payment of Common Shares pursuant to the Offer has not occurred by 11:59 p.m., June 30, 1999; provided that the right to terminate the Merger Agreement under clause (f) will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of such purchase to occur on or before such date. The passage of the period referred to in clause (f) of the preceding sentence will be tolled for any part thereof during which any party to the Merger Agreement is subject to a nonfinal order or other action restraining, enjoining or otherwise prohibiting the purchase of Common Shares of the Company pursuant to the Offer.

     FEES AND EXPENSES. Except as otherwise provided in the Merger Agreement, all costs, fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs, fees and expenses, whether or not the Merger is consummated. If (i) Parent terminates the Merger Agreement as described in clause (d) under "Termination", or the Company terminates the Merger Agreement as described in clause (e) under "Termination", the Company will pay, or cause to be paid, to Parent the Termination Fee plus Parent's Expenses.

     AMENDMENT. The Merger Agreement may be amended at any time by the parties thereto. The Merger Agreement may be amended only by an instrument in writing signed by each of the parties thereto.


RIGHTS AGREEMENT

     THE RIGHTS. By an amendment, dated as of October 22, 1998, to the Rights Agreement (the "Second Amendment"), the definitions of the terms "Acquiring Person" and "Distribution Date" were modified by changing the ownership threshold specified therein to 11.8% of the outstanding Common Shares. This new ownership threshold is in excess of the percentage of the outstanding Common Shares that is held by Parent and Purchaser.

     Effective as of November 25, 1998, the Rights Agreement was further amended (the "Third Amendment") to provide that notwithstanding any other provisions contained in the Rights Agreement to the contrary, none of Parent, Purchaser or any of their affiliates or associates will become an "Acquiring Person,"nor will a Distribution Date with respect to the Rights occur, as a result of (i) Parent and Purchaser entering into the Merger Agreement or the performance of the transactions contemplated by or permitted under the Merger Agreement or (ii) the making of the Offer or the acceptance of, or payment for, Common Shares pursuant thereto. The Third Amendment also provides that the Rights will expire upon the earlier of Purchaser's acceptance of and payment for Common Shares pursuant to the Offer or immediately prior to the Effective Time of the Merger. Based on the modifications to the Rights Agreement contained in the Third Amendment, Purchaser believes that there will be no distribution of the Rights as a result of the Offer or the Merger.

     The foregoing summary of the amendments to the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amendment (filed as an exhibit to Amendment No. 3 to the Company's Schedule 14D-9 dated November 3, 1998) and the Third Amendment (filed as an exhibit to Amendment No. 4 to the Company's Schedule 14D-9 dated December 3, 1998).


8. CONDITIONS OF THE OFFER.

     The discussion set forth in Section 14 of the Offer to Purchase is hereby amended and supplemented as follows:

     Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Parent's or Purchaser's rights to extend and amend the Offer at any time pursuant to the terms of the Merger Agreement, Parent or Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Parent's obligation to pay for or return tendered Common Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Common Shares, and may terminate the Offer as to any Common Shares not then paid for, if, prior to the expiration of the Offer (i) there shall not have been validly tendered and not withdrawn such number of Common Shares (including Rights) which, together with Common Shares owned by Parent, constitute at least 51% of the Common Shares outstanding on a fully diluted basis on the date of purchase, (ii) Parent and Purchaser have not obtained all insurance regulatory approvals necessary for their acquisition of control over the Company and its Insurance Subsidiaries on terms and conditions satisfactory to Parent, in its good faith determination; provided, that no such approval shall contain any material limitations, requirements or conditions on Parent, the Company or a Subsidiary or require Parent, the Company or a Subsidiary to make any material payment to any party including in the case of Parent, to the Company or, in the case of Parent or the Company, to any Subsidiary (the "Insurance Regulatory Approval Condition"), (iii) the waiting period under the HSR Act applicable to the purchase of Common Shares pursuant to the Offer shall not have expired or been terminated, or (iv) at any time on or after the date hereof and prior to the acceptance for payment of Common Shares, any of the following events shall occur:

      (a) the Company shall have breached or failed to perform in any material respect its obligations, covenants or agreements under the Merger Agreement and, with respect to any such failure that can be remedied, the failure shall not have been remedied within five business days after Parent has furnished the Company written notice of such failure, the representations and warranties of the Company set forth in the Merger Agreement shall have been false or inaccurate or incomplete in any material respect when made or thereafter shall become and remain false or inaccurate or incomplete in any material respect or Parent shall not have received evidence in form and substance reasonably satisfactory to it of the actions taken by the Company which cause the Company to be in compliance with the representations and warranties contained in Section 3.5 of the Merger Agreement; provided that a prospective material addition (but not an actual material addition) to the Company's consolidated reserves for losses and loss adjustment expenses based upon information provided by the Company or otherwise known to Parent on or prior to the date of execution of the Merger Agreement shall not be deemed to be a breach of the representations and warranties set forth in
   Section 3.3 of the Merger Agreement.

      (b) there shall have been instituted or pending any action, proceeding, application or counterclaim before any Governmental Authority which (i) challenges or seeks to challenge the acquisition by Parent or Purchaser or any affiliate of either of them of the Common Shares, restrains, materially delays or prohibits or seeks to restrain, materially delay or prohibit the making of the Offer or the Merger or consummation of the transactions contemplated by the Offer or the Merger, (ii) prohibits or limits or seeks to prohibit or limit Parent's or Purchaser's ownership or operation of all or any portion of their or the Company's business or assets (including without limitation the business or assets of their respective affiliates and subsidiaries) or to compel or seeks to compel Parent or Purchaser to dispose of or hold separate all or any portion of their own or the Company's business or assets (including without limitation the business or assets of their respective affiliates and subsidiaries) or imposes or seeks to impose any limitation on the ability of Parent, Purchaser or any affiliate of either of them to conduct its own business or own such assets as a result of the transactions contemplated by the Offer or the Merger,
   (iii) makes or seeks to make the acceptance for payment, purchase of, or payment for, some or all of the Common Shares pursuant to the Offer or the Merger illegal or results in a material delay in, or restricts materially, the ability of Parent or Purchaser, or renders Parent or Purchaser unable, to accept for payment, purchase or pay for some or all of the Common Shares or to consummate the Merger, (iv) imposes or seeks to impose material limitations on the ability of Parent or Purchaser or any affiliate of either of them effectively to acquire or hold or to exercise full rights of ownership of the Common Shares, including, without limitation, the right to vote the Common Shares purchased by them on an equal basis with all other Common Shares on all matters properly presented to the shareholders of the Company or (v) might reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) on the Company;

      (c) any statute, rule, regulation or order or injunction shall be enacted, promulgated, entered, enforced or deemed or become applicable to the Offer or the Merger which could reasonably be expected to result in any of the consequences referred to in clauses (i) through (v) of paragraph (b) above;

      (d) any change, event or effect shall have occurred that, when taken together with all other adverse changes, events or effects that have occurred, has or is reasonably likely to have a Material Adverse Effect or a Material Adverse Change (as defined in the Merger Agreement) with respect to the Company and its Subsidiaries, taken as a whole;

      (e) there shall have occurred (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (ii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which limits the extension of credit by banks or other lending institutions, (iii) a commencement of a war, armed hostilities or other national or international crisis directly or indirectly involving the United States which has a material adverse effect on general economic conditions in the United States or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

      (f) the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of the Company; or

      (g) (i) the Company Board shall have failed to approve and recommend, shall have withdrawn or modified in a manner adverse to Parent, or, upon request of Parent, shall have failed to reconfirm, its approval or recommendation of the Offer, the Merger or the Merger Agreement, or shall have approved or recommended any Acquisition Proposal (as defined in the Merger Agreement), (ii) the Company shall have entered into any definitive agreement or agreement in principle with respect to any Acquisition Proposal or (iii) the Company Board shall have resolved to take any of the foregoing actions.

     The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent and Purchaser in their good faith determination (subject to the terms of the Merger Agreement) regardless of the circumstances (including any action or omission by Parent or Subsidiary) giving rise to any such conditions or may be waived by Parent or Purchaser in their good faith determination (subject to the terms of the Merger Agreement) in whole or in part at any time and from time to time. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.


9. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS; CERTAIN LITIGATION.

     The discussion set forth in Section 15 of the Offer to Purchase is hereby amended and supplemented as follows:

     STATE INSURANCE APPROVAL. It is Parent's and Purchaser's current expectation that the required approvals by the relevant Insurance Commissions in California and Pennsylvania will occur by December 31, 1998. The Pennsylvania Department of Insurance has set a hearing date of December 15, 1998 to review the Company's Form A filing with respect to the Offer. The hearing required under the Connecticut Insurance Code is not expected to occur until January 1999. Since the Offer remains conditional upon the satisfaction of the Insurance Regulatory Condition, the Purchaser is likely to extend the Expiration Date to a date after the Connecticut hearing.

     ANTITRUST. Early termination of the waiting period under the HSR Act has been granted.

     THE DELAWARE LITIGATION. In the Merger Agreement, Parent and Purchaser agreed to promptly dismiss litigation pending against the Company and its directors in the Court of Chancery of the State of Delaware. On November 25, 1998, Parent and Purchaser voluntarily dismissed the pending litigation with prejudice.

     SECTION 203 OF THE DELAWARE CORPORATION LAW. Because the Company Board approved, on November 24, 1998, the terms of the Merger Agreement, the provisions of Section 203 of the Delaware Corporation Law relating to Business Combinations with Interested Stockholders have been rendered inapplicable to the Merger.


10. MISCELLANEOUS.

     Parent and Purchaser have filed with the SEC the Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule 14D-1, and any amendments thereto, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8 (except that they may not be available at the regional offices of the SEC).

MG ACQUISITION CORP.
December 3, 1998

     Facsimile copies of one of the Letters of Transmittal, properly completed and duly signed, will be accepted. The Letters of Transmittal, certificates for the Common Shares and any other required documents should be sent by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                       THE DEPOSITARY FOR THE OFFER IS:


                           FIRST UNION NATIONAL BANK

                            FACSIMILE TRANSMISSION:
                                (704) 590-7628
                             CONFIRM BY TELEPHONE:
                                (704) 590-7408


                                IF BY REGISTERED MAIL, CERTIFIED
IF BY FIRST CLASS MAIL          MAIL OR OVERNIGHT DELIVERY          IF BY HAND ONLY
First Union National Bank       First Union National Bank           First Union National Bank
1525 West W.T. Harris Blvd.     1525 West W.T. Harris Blvd.         5th Floor
Reorg. Department               Reorg. Department                   40 Broad Street
3c3-NC-1153                     3c3-NC-1153                         New York, NY 10004
Charlotte, NC 28288-1153        Charlotte, NC 28262

     Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. Additional copies of the Offer to Purchase, this Supplement, the revised Letter of Transmittal and the revised Notice of Guaranteed Delivery may be obtained from the Information Agent at its address and telephone numbers set forth below. Holders of Common Shares may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.


                    THE INFORMATION AGENT FOR THE OFFER IS:


                        [MACKENZIE PARTNERS, INC. LOGO]




                               156 Fifth Avenue
                           New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                       or
                         CALL TOLL FREE (800) 322-2885


                     THE DEALER MANAGER FOR THE OFFER IS:




                     [COCHRAN, CARONIA SECURITIES LLC LOGO]


                             1 South Wacker Drive
                            Chicago, Illinois 60606
                                (312) 425-9335
                                      or
                         CALL TOLL FREE (800) 248-8163


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